Passfolio Securities, LLC

Report Pursuant to Rule 17a-5(d)
Financial Statements
For the Year ended December 31,2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70262

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (MM/DD/YY) AND ENDING December 31, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Passfolio Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

170 Capp Street, Suite 3A
(No. and Street)

San Francisco	CA	94110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C Bender — (646) 290-7248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alvaro Pereyra, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Passfolio Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

BEV. RADABAUGH
Notary Public - State of Florida
Commission # GG 144903
My Comm. Expires Sep 20, 2021

2/8/2021

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Passfolio Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Passfolio Securities, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
February 28, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

PASSFOLIO SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS		
Cash	$	172,444
Clearing deposit		100,000
Prepaid expenses and other assets		21,496
TOTAL ASSETS	**$**	**293,940**
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Due to clearing broker	$	64,203
Accounts payable and accrued liabilities		8,798
Total liabilities		**73,001**
Member's equity		**220,939**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**293,940**

The accompanying notes are an integral part of these financial statements.

PASSFOLIO SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDING DECEMBER 31, 2020

Revenue	
Commissions	$ 3,915
Payment for order flow	2,215
Interest share	1,490
	7,620
Expenses	
Commissions paid to broker/dealers	173,537
Professional fees	427,141
Rent	5,400
Regulatory	40,132
Insurance	46,853
Technology and communications	65,400
Marketing	55,173
Other operating expenses	13,964
Total expenses	827,600
Net Loss	**$ (819,980)**

The accompanying notes are an integral part of these financial statements.

PASSFOLIO SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2020

	Member's Equity
Balance at January 1, 2020	$ 284,509
Net Loss	(819,980)
Capital Contributions	756,410
Balance at December 31, 2020	$ 220,939

The accompanying notes are an integral part of these financial statements.

PASSFOLIO SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activities:	
Net Loss	$ (819,980)
Adjustments to reconcile net income to net cash flows provided by operating activites:	
(Increase) decrease in operating assets:	
Clearing deposit	(100,000)
Prepaid expenses and other assets	44,337
Increase (decrease) in operating liabilities:	
Accounts payable and accrued liabilities	8,798
Intercompany payable	(40,450)
Due to clearing broker	53,619
Total adjustments	(33,696)
Net cash provided by/(used in) operating activities	(853,676)
Cash flows from investing activities:	-
Cash flows from financing activities:	
Capital contribution	756,410
Net decrease in cash	(97,266)
Cash, January 1, 2020	269,710
Cash, December 31, 2020	$ 172,444
Supplemental disclosures of cash flow information:	
Cash paid during the period for:	
Interest expense	$ -
Income taxes	$ -
Non cash - forgiveness of payables	$ 256,410

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Passfolio Securities, LLC (the "Company") was organized in the State of Delaware on November 7, 2018. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company was approved for FINRA membership on June 27, 2019.

The Company is a wholly owned subsidiary of Panchain, Inc. ("Parent").

The Company is engaged in business as an introducing broker-dealer that is engaged in a general securities business through its clearing broker.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company shares its office space with its Parent under the terms of an expense sharing agreement, which is cancelable with reasonable notice. The occupancy portion of the agreement is not subject to FASB 842, Leases. The Company records shared expenses monthly as billed.

Revenue Recognition
The Company recognizes interest income on customer balances introduced to the clearing broker-dealer by the Company. The clearing broker-dealer pays interest income to the Company and the interest income is recognized as earned.

The Company recognizes payment for order flow from executing broker-dealers. The Company is compensated on a per share basis by the executing broker-dealers and is recorded on the trade date.

The Company earns commissions by referring client transactions in listed equities. Commissions revenue is recognized in the period earned when the performance obligation is satisfied. Customers' securities transactions and related commission income and expenses are recorded on a trade-date basis.

Note 2: INCOME TAXES

The Company, with the consent of its Member, has elected to be a Delaware Limited Liability Company. For tax purposes the Company is considered a Disregarded Entity, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is required to file income tax returns in state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2020, the IRS has not proposed any adjustment to the Company's tax position.

Note 3: RELATED PARTY TRANSACTIONS

The Company and Parent share personnel, administrative expenses, and office space. All costs incurred for such shared expenses are paid by the Parent and reimbursed by the Company in accordance with an administrative services agreement. For the year ended December 31, 2020, these expenses amounted to $542,228. At December 31, 2020 the Company had an intercompany payable to the Parent of $0.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: COMMITMENTS & CONTINGENCIES

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2020, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

Note 4: COMMITMENTS & CONTINGENCIES (continued)

The Company has had operating losses and negative cash flows from operations over the past year, which may give rise to uncertainties about the Company's ability to continue to operate. The Company assessed these negative financial trends based on the relevant conditions that are known and reasonably knowable. This assessment included the most current information available, including (1) there is no significant debt coming due and (2) there are substantial liquid resources (cash balances) to support continued operating losses, and (3) there is no working capital deficiency .

Note 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2020, the Company had net capital of $199,443 which was $194,443 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($73,001) to net capital was 0.36 to 1.

Note 6: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 7: DEPOSIT WITH CLEARING BROKER

Pursuant to the clearing agreement with DriveWealth, LLC ("Clearing Broker"), the Company introduces all of its securities transactions to the clearing broker on a fully disclosed basis. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amount due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2020 was $100,000.

Note 8: PAYABLE TO CLEARING BROKER

The Company has a brokerage agreement with DriveWealth, LLC ("Clearing Broker") to carry is account and the accounts of its clients as customers of the Clearing Broker. Pursuant to the clearing agreement, the Company introduces all of its customers' securities transactions to its Clearing Broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the Clearing Broker. In accordance with the clearing agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirement, the Company, and the Clearing Broker monitor collateral on the customers accounts. Payable to the Clearing Broker at December 31, 2020 was $64,203.

Note 9: COVID-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustainable period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

Note 10: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board ("the FASB") has established for Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting account principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2020, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statement for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncements has either limited or no application to the Company and in all cases, implementation would not have a material impact on the financial statements taken as a whole.

PASSFOLIO SECURITIES, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-1
DECEMBER 31, 2020

Total member's equity		$ 220,939
Non-allowable assets, deductions and charges:		
Prepaid expenses	$ 21,496	
Total non-allowable assets, deductions and charges		21,496
Net capital		$ 199,443
Computation of basic net capital requirements		
Minimum net capital required (6 2/3% of aggregate indebtedness of $73,001)		$ 4,867
Minimum dollar net capital requirement		5,000
Minimum capital required		5,000
Excess net capital		$ 194,443
Computation of aggregate indebtedness		
Total aggregate indebtedness in the statement of financial condition		$ 73,001
Ratio of aggregate indebtedness to net capital		0.36 to 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's most recently filed unaudited Form X-17A-5 report December 31, 2020

See report of independent registered accounting firm.

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule.

PASSFOLIO SECURITIES, LLC
SCHEDULE III - COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
DECEMBER 31, 2020

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule.

See report of independent registered accounting firm.

Passfolio Securities, LLC

Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the year ended December 31, 2020

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Passfolio Securities, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Passfolio Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Passfolio Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Passfolio Securities, LLC stated that Passfolio Securities, LLC met the identified exemption provisions throughout the year ended December 31, 2020 without exception. Passfolio Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Passfolio Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 28, 2021

Assertions Regarding Exemption Provisions

We, as members of management of Passfolio Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

<u>Identified Exemption Provision:</u>

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

<u>Statement Regarding Meeting Exemption Provision:</u>

The Company met the identified exemption provision without exception throughout the calendar year ending December 31, 2020.

Passfolio Securities, LLC

By:

____

Alvaro Pereyra, CEO